UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-39177

Sound Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

60 Anson Road,

Mapletree Anson,

#09-01/02,

Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on May 17, 2024, The Nasdaq Stock Market LLC (“Nasdaq”) notified Sound Group Inc. (the “Company”) that since the Company had not yet filed its Form 20-F for the year ended December 31, 2023 (the “Form 20-F”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market pursuant to Listing Rule 5250(c)(1) (the “Rule”). Following a comprehensive review and assessment of the materials submitted by the Company on July 11, 2024, Nasdaq Staff has determined to grant an exception to enable the Company to regain compliance with the Rule. The terms of the exception require the Company to file the Form 20-F by November 11, 2024, as mandated by the Rule. The Company subsequently submitted the Form 20-F on October 31, 2024.

On November 1, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the October 31, 2024 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sound Group Inc.

Date: November 4, 2024	By:	/s/ Jinnan (Marco) Lai
		Name:	Jinnan (Marco) Lai
		Title:	Chief Executive Officer, Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release